[Melanoid Exchange LLC]

**FINANCIAL STATEMENT
(UNAUDITED)**

**AS OF
[2/12/20]**

[Melanoid Exchange LLC]

FINANCIAL STATEMENT
(UNAUDITED)

[Melanoid Exchange LLC]

FINANCIAL STATEMENT
(UNAUDITED)

Balance Sheet		Jan 2020	Feb 2020	
Non-current assets				
IT equipment	$	$3,333	$6,667	
Furniture and fixtures	$	$2,000	$4,000	
		$5,333	**$10,667**	
Current assets				
Other current assets	$	$123	$262	
Cash & cash equivalents	$	$0	$0	
		$123	**$262**	
Total assets	**$**	**$5,456**	**$10,928**	
Non-current liabilities				
Long-term debt	$	$0	$0	
Current liabilities				
Other current liabilities	$	$184	$393	
Bank overdraft	$	$21,070	$35,230	
		$21,254	**$35,622**	
Total liabilities	**$**	**$21,254**	**$35,622**	
Equity & reserves	**$**	**($15,798)**	**($24,694)**	
Total equity & liabilities	**$**	**$5,456**	**$10,928**	

NOTE 1 – NATURE OF OPERATIONS

[Melanoid Exchange LLC] was formed on [8/9/2019] ("Melanoid Exchange") in the State of [_Florida__]. The balance sheet of [Melanoid Exchange] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Houston,TX]

[Melanoid Exchange LLC] [Melanoid Exchange embraces culture and creativity while giving minority entrepreneurs and innovators a platform that they would normally not be blessed with. We are the premier place for consumers to buy from minorities with a sole purpose of connecting entrepreneurs of color with the world. We are diversifying the e-commerce society and allowing consumers to shop with individuals similar to themselves. We look to continue transactions between liked buyers and consumers for years to come.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Loss of Investment. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY
LLC Units
Jovante Ham-85%
Darsha Carter-15%

5 – SUBSEQUENT EVENTS

N/A

The Company has evaluated subsequent events that occurred after [DATE OF BALANCE SHEET] through [DATE OF SEC FILING]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.



_____   _____2/12/20_____
President /CEO   Date

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